Exhibit 28

Ira Greenstein

President

IDT Corporation

520 Broad Street

Newark, NJ 07102 USA

P 973-438/4012

F 973-438/1503

ira.greenstein@corp.idt.net

www.idt.net

June 28, 2005

Board of Directors

Net2Phone, Inc.

520 Broad Street

Newark, NJ 07102

Gentlemen:

We are pleased to inform you that the Board of Directors of IDT Corporation has approved an offer to acquire all of the outstanding shares of common stock of Net2Phone, Inc. that it does not presently own. In the offer, IDT will pay $1.70 in cash, without interest, for each outstanding share of common stock of Net2Phone. Based on the closing price of Net2Phone common stock on June 28, 2005, this represents a 21% premium over the current value of the Net2Phone common stock.

The offer will be subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares of common stock not owned by IDT or its affiliates and the waivable condition that IDT own at least 90% of the outstanding shares of common stock following consummation of the offer. Also, as promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders.

IDT urges the Board of Directors of Net2Phone and the Special Committee of the Board already impaneled and its advisors to promptly commence review and consideration of the offer, so that the Special Committee will be positioned to make an informed recommendation to holders of Net2Phone common stock.

IDT anticipates that the offer will be formally commenced after the Special Committee and its advisors have had an opportunity to review and consider the offer.

Very truly yours,

/s/ Ira A. Greenstein
Ira A. Greenstein
President, IDT Corporation